-30 July 2010

Mr Amit Pande
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:	HSBC Holdings plc Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 15, 2010 File No. 1-14930

Dear Mr Pande,

Thank you for your letter dated July 19, 2010. We have repeated below the staff’s comments in the letter, followed by our responses.

Unless the context requires otherwise, ‘HSBC Holdings’ means the company HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. References to page numbers relate to the 2009 Annual Report on Form 20-F unless otherwise indicated.

Report of the Directors: Operating and Financial Review

Customer groups and global business, page 66

Global Banking and Markets, page 73

1.
We refer to the table of balance sheet data on page 76.  We note derivative assets and liabilities related to this business group decreased significantly from 2008. Please tell us and in future filings revise this section to provide the following information:

•
Discuss the reasons for the significant decrease in derivative assets and liabilities in 2009 as compared to 2008, and how it affects the risk profile of the business group and the Company. Refer to Note 18, Derivatives, on page 424 that shows a significant decrease in credit derivative liabilities from 2008.

Within the Global Banking and Markets customer group, the level of derivative assets and liabilities decreased in 2009 as a result of the same combination of factors which affected the consolidated Group derivative assets and liabilities as described in Note 18 on page 424:

•	the steepening of yield curves in major currencies caused a decrease in the fair values of interest rate derivatives;
•
the substantial tightening in credit spreads coupled with initiatives to close out matching contracts with market counterparties caused a reduction in the credit derivative fair values (as shown on page 424); and

•	the significantly reduced market volatility at the end of 2009 in comparison to the end of 2008 caused a reduction in the fair values of foreign exchange related derivatives.

In addition, the movement in derivative assets and liabilities within the Global Banking and Markets customer group during 2009 was affected by a change in presentation that affected the numbers for this customer group only, and is further explained below in the second part to the answer to question 1.

A decrease in derivative assets and liabilities is not necessarily correlated to a decrease in market risk profile. During 2009, however, reduced market volatility contributed to both a reduction in the fair values of derivative assets and liabilities and a reduction in the market risk profile. The reduction in market risk profile during the period is described on pages 253 -254 where the Value at Risk (‘VaR’) measure for trading activities, excluding credit spread VaR, decreased to US$45.3 million at December 31, 2009 from US$72.5 million at December 31, 2008. This was primarily driven by lower exposure to interest rate risk. In addition, as described on page 254 credit spread VaR measures for trading activities also reduced during 2009.

From a credit risk perspective, the decreasing level of derivative assets led to a reduction in the counterparty risk profile. “The maximum exposure to credit risk” table on page 207 shows exposures on both an IFRS basis, and on a credit risk management basis (being the net exposure to credit risk after offset for cash collateral and after the application of netting agreements). The net exposure to credit risk for derivative assets was US$61.3 billion at December 31, 2009 compared to US$111.6 billion at December 31, 2008.

HSBC believes that the explanations provided on page 43 of the Operating and Financial Review, and page 424 in the Notes on the Financial Statements, constitute adequate description of the reasons for the movements in group consolidated derivative balances. The effect of movements in derivative balances on the maximum exposure to credit risk is described on page 206, and changes in market risk profile are described in the market risk commentary as set out above. Accordingly, HSBC proposes not to add additional disclosures explaining movements in group consolidated derivative balances in future reporting. Please see the following section for a discussion of the movement in derivative assets and liabilities within the Global Banking and Markets customer group.

•	Reconcile the total derivative assets and liabilities of this business group to the total derivative assets and liabilities on the Consolidated Balance Sheet. Consider in your response the following:

o
Total derivative assets and liabilities for this business group exceed consolidated derivative assets and liabilities at December 31, 2009 and 2008 by $37,291 million and $40,052 million, respectively.

As at 31 December 2009, the derivative assets and liabilities shown in the table of balance sheet data significant to Global Banking and Markets, analysed by region, reflect both derivative transactions undertaken with external parties, and derivative transactions between different regions of Global Banking and Markets. These inter-regional derivative transactions reflect the centralised market risk management model adopted within Global Banking and Markets, in which particular locations provide the primary risk management of specified risks, generally aligned with the largest and most liquid market for the risk concerned. Intra-group derivatives are eliminated on consolidation as part of the preparation of the Consolidated Balance Sheet but these inter-regional balances are included in the Global Banking and Markets figures. The reconciliation to the Group consolidated balance sheet totals is shown below.

As at 31 December 2009	Derivative Assets	Derivative Liabilities
	US$m	US$m
Global Banking and Markets customer group	288,177	287,698
Global Banking and Markets inter-regional transactions	(41,859)	(41,859)
Third-party transactions of other customer groups	4,568	1,807

Consolidated Balance Sheet	250,886	247,646

The reconciliation for the comparative information as at 31 December 2008 is shown below. In preparing this information, HSBC has identified an inconsistency in the basis of preparation of the derivative assets and liabilities numbers for Global Banking and Markets as at 31 December 2008 compared to 31 December 2009.

The nature of the inconsistency is that derivative assets and liabilities numbers for Global Banking and Markets as at 31 December 2009 include the above inter-regional derivatives, whereas the comparative figures for 31 December 2008 do not. Total assets for Global Banking and Markets include these inter-regional derivatives for each year reported, so the inconsistency affects only the derivative assets and liabilities numbers reported for Global Banking and Markets. The balance sheet data provided on page 76 comprises selected balances significant to this customer group, and is non-additive.

HSBC presents balance sheet disclosures by geographic region and by customer group, which requires the elimination of intra-group balances to reconcile to group consolidated totals. HSBC omitted inter-regional balances from the comparative figures for derivative assets and liabilities balances (but not total assets) for Global Banking and Markets on page 76 as a result of an oversight. As at 31 December 2008, the derivative assets and liabilities for the Global Banking and Markets customer group should have been reported as US$578,992 million and US$573,770 million, respectively, rather than the reported US$487,753 million and US$482,531 million, respectively.

HSBC does not believe that these differences represent a material misstatement because the total assets for Global Banking and Markets were presented on a consistent basis throughout, the overall direction of the movements in derivative balances between the year-ends was consistent between the group consolidated and Global Banking and Markets levels, and the difference in presentation did not mask any trend in risk exposure or earnings. The differences were less than 5% of the total assets for Global Banking and Markets, and less than 4% of total group consolidated assets. The inconsistency had no effect on the presentation of the Group’s financial position or consolidated risk exposures, and did not affect any key measure of financial performance presented in the 2009 Annual Report on Form 20-F for Global Banking and Markets or HSBC.

On the revised basis, the reconciliation between derivative balances for Global Banking and Markets and the consolidated balance sheet as at 31 December 2008 is as follows:

As at 31 December 2008	Derivative Assets	Derivative Liabilities
	US$m	US$m
Global Banking and Markets customer group	578,992	573,770
Global Banking and Markets inter-regional transactions	(91,239)	(91,239)
Third-party transactions of other customer groups	7,123	4,529

Consolidated Balance Sheet	494,876	487,060

HSBC proposes to correct this inconsistency in future reporting, and will revise the derivative balances for Global Banking and Markets as at 31 December 2008 in the 2010 Annual Report on Form 20-F. HSBC proposes to clarify the basis of preparation by adding a footnote to the table of balance sheet data specific to Global Banking and Markets that derivative balances include derivative transactions between different regions of Global Banking and Markets. It is proposed to include this additional disclosure in the Interim Report 2010 and in the 2010 Annual Report on Form 20-F.

o	State the effects of any master netting agreements which are offsetting the fair values of the derivative assets and liabilities, as described in Note 18.

Derivative balances are presented in accordance with the requirements of IAS 32, ‘Financial Instruments: Presentation’ (‘IAS 32’) regarding offsetting for both the Global Banking and Markets customer group figures and for the Consolidated Balance Sheet figures, as explained further in the answer to question 10, and so the effects of netting agreements and cash collateral do not give rise to a reconciling item between the two sets of figures.

Other, page 80

2.
We refer to the “Profit/ (loss) before tax” table on page 66. We note the significant impact of the “Other” group on consolidated pre-tax profit. Please tell us and in future filings provide the following information:

•
Explain why “Changes in fair value of long-term debt issued and related derivatives” is not directly or indirectly allocable to the other business groups. We note your disclosure that “Net income/expense from financial instruments designated at fair value” (which includes changes in fair value of long-term debt issued and related derivatives) declined $90 million, or 90% due to reduced income from non-qualifying interest and exchange rate hedges related to long-term debt issued by HSBC Holdings and its North American and European subsidiaries.

The “Other” group includes the results of various central activities and items of income and expense, as described in footnote 40 on page 150. The central activities include corporate head office and central treasury functions. The results of these corporate head office and central treasury functions include the interest cost of long-term debt, and related derivatives, raised as part of those activities. To the extent that these funds are advanced to customer groups, interest will generally be charged, in effect charging the funding cost of financing to the main customer groups.

HSBC has designated certain long-term debt issues at fair value through profit or loss in order to reduce accounting mismatches that would have arisen if the issued debt had been measured at amortised cost, because the related derivatives, which have been entered into as part of a documented interest rate management strategy, do not meet the hedge accounting requirements under IAS 39, ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’). As a result of this accounting treatment, however, the movements in fair value of the issued debt and related derivatives cause volatility in reported income. The size and direction of the accounting consequences of changes in own credit spread on long-term debt and the other fair value movements on long-term debt and the related derivatives can be volatile from year to year, but do not alter the cash flows envisaged as part of the documented interest rate management strategy. As a consequence, gains and losses arising from changes in own credit spread on long-term debt are not regarded internally as relevant to managed performance and are therefore not allocated to customer groups, but reported within the ‘Other’ group.

Excluding fair value movements relating to changes in the own credit spread on long-term debt, the net income from financial instruments designated at fair value fell during 2009 by 90% to US$90m. This reflects differences between the movements in fair value of the long-term debt other than own credit spread, and the movements in fair value of the related foreign exchange and interest rate contracts. As discussed above, the resulting volatility in fair value movements does not alter the cash flows envisaged as part of the documented interest rate management strategy, and these movements are not allocated to customer groups.

HSBC accepts that its disclosure in this area could be improved, and proposes to include in its Interim Report 2010 expanded discussion of the reasons for the period on period movements in the fair value of long-term debt designated at fair value through profit or loss and related derivatives. HSBC provided on page 30 an explanation as to why the movements relating to changes in own credit spread are not regarded as part of managed performance, and will expand this explanation in future reporting to explain why other movements in fair value relating to long-term debt designated at fair value and related derivatives are not allocated to customer groups for the purposes of measuring performance.

•
Describe the major components of “Other operating income” and discuss the reasons for the $781 million increase in 2009. Explain why these operating income items are not directly or indirectly allocable to the other business group.

The major components of ‘Other operating income’ are recharges of group and regional services and the gains/losses on the sale of Head Office properties. The costs incurred in providing the services are reported as part of operating expenses in the ‘Other’ group, and charges for these services are included in other operating income in the ‘Other’ group, with the corresponding recharge expense included in the operating expenses of the customer groups receiving the services. The growth in 2009 was substantially driven by the further migration of services to the specialist technology company in North America (US$438m). ‘Other operating income’ in the ‘Other’ group included a gain of US$576m recognised in respect of the sale of a Head Office property, which was not allocated to any customer group because this related to an asset used by the corporate head office. HSBC believes that the nature of this item was adequately disclosed both on pages 80 and 148.

HSBC accepts that clearer disclosure of the nature of items other than the gain on sale of Head Office property reported in other operating income and operating expense within the ‘Other’ group would be useful, and proposes to provide a more detailed explanation in future reporting beginning with the 2010 Annual Report on Form 20-F.

3.
We refer to the third bullet point in the “Notes” section on page 80. We note net trading income included total losses of $465 million related to forward foreign exchange contracts and the fair value of implied contingent forward contracts related to the rights issue. You state these items were part of the net proceeds of the rights issue but were reflected in the income statement “for technical accounting reasons.” Please tell us and in future filings provide the following information:

•	Discuss the technical accounting reasons under IFRS that required these transactions to be expensed.

The technical accounting reasons for each of the components of the US$465 million losses recognised in the income statement are as follows:

US$344 million relating to forward foreign exchange contracts.

On April 6, 2009, HSBC Holdings raised £12.5 billion (US$17.8 billion), net of expenses, by way of a fully underwritten rights issue.

As the functional currency of HSBC Holdings is the US dollar, HSBC Holdings had entered into forward foreign exchange contracts to exchange most of the proceeds of the rights issue for US dollars.

Forward foreign exchange contracts are derivatives and are measured at fair value. It was not possible to apply cash flow hedge accounting in these particular circumstances, as the transaction that was the subject of the hedge, being the issue of equity instruments, did not represent an exposure to variations in cash flows that could ultimately affect profit or loss, as required by IAS 39 paragraph 88(c). The losses from the changes in the fair value of these contracts were therefore recognised in the income statement.

US$121 million loss arising from movements in fair value of the implied contingent forward contracts with the underwriters of the rights issue.

From the date HSBC Holdings announced the fully underwritten rights issue, it entered into underwriting agreements in accordance with standard market practice. The underwriting agreements included commitments for the underwriters to acquire the fixed number of shares being offered at the rights price that was fixed in terms of foreign currency, in the event that the shareholders did not take up their rights. These commitments, which are in the nature of contingent forward contracts, met the definition of a derivative under IAS 39 paragraph 9. Accordingly, these commitments were recognised in the financial statements and measured at fair value through profit or loss.

The amendment to IAS 32 issued by the IASB in October 2009 ‘Classification of rights issues’ is not applicable to these forward contracts, as they do not represent offers of rights, options or warrants pro rata to all of the existing shareholders.

HSBC Holdings’ rights issue and related transactions occurred in the first half of 2009, and did not recur in 2010. Accordingly, HSBC proposes no new disclosure for these items. However, in the discussion of comparative performance in the Interim Report 2010 and the 2010 Annual Report on Form 20-F, HSBC proposes to refer to ‘...the non-recurrence of losses of US$465 million associated with HSBC Holdings’ 2009 rights issue, comprising losses on forward foreign exchange contracts and contingent forward contracts with the underwriters which were accounted for as derivatives with fair value movements taken to profit or loss.’

•	Explain how these transactions were part of the net proceeds of the rights issue considering they are both loss transactions.

Both the forward foreign exchange contracts and contingent forward contracts with the underwriters were entered into in connection with HSBC Holdings’ rights issue. In commercial terms they may be described as part of the net proceeds of the rights issue, because the forward foreign exchange contracts fixed the value of part of the non-US dollar proceeds in US dollars, and the contingent forward contracts with the underwriters were part of the cost of underwriting the rights issue. However, as described above for technical reasons, under IAS 39, they were accounted for as derivatives, with movements in the fair value of the contracts recognised as expenses in the income statement. These costs were not treated as deductions from the proceeds of the rights issue in equity.

The disclosures which HSBC proposes to make in the Interim Report 2010 and the 2010 Annual Report on Form 20-F are described in answer to the first part of this question. These proposed disclosures do not refer to these items as being part of the net proceeds of the rights issue.

Geographic Regions, page 85

North America, page 125

2009 compared with 2008, page 125

Review of Business Performance, page 127

4.
We note your disclosure on page 128 that in December 2009 HSBC Finance revised the write-off period for real estate secured and other personal lending portfolios in order to reflect changed customer behaviour and align it with the policy used across the Company. You state this change did not have a material effect on financial results since the write-offs were offset against related impairment allowances, but reduced the gross loan balances by $3.3 billion. Please tell us and in future filings provide the following additional information:

•
Discuss any material differences in HSBC Finance’s and HSBC USA’S write-off policies prior to and after the December 2009 revision. Discuss the reasons for the differences considering these subsidiaries appear to operate in the same geographic locations and have similar customers.

Under IAS 39, when a loan is impaired, an impairment allowance is recognised, which is calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value to the carrying value (see Summary of significant accounting policies on page 372). When there is no realistic prospect of recovery of all or part of the impaired loan, the impairment allowance is written off against the equivalent portion of the gross carrying value of the loan. In the following response, the term ‘write-off period’ relates to the period of time from an impairment being identified to a loan being written off either partially or in full.

Under HSBC’s IFRS accounting policies, HSBC’s write-off policy is that loans are written off, either partially or in full, when there is no realistic prospect of further recovery, and the write-off periods adopted by HSBC USA and HSBC Finance Corporation (‘HSBC Finance’) are in line with this policy. The practice that HSBC has applied to write-offs has been consistent for many years, with retail accounts normally written off no later than 180 days past due. Where the justification for an alternative write-off period is agreed with Group Credit Risk, a write-off period longer than 180 days past due may be adopted, for instance, where regulation, legal or tax considerations require or justify it or where good evidence exists that recoveries are being achieved beyond 180 days past due.

Prior to the December 2009 revision, HSBC Finance’s write-off period for real estate secured loans was to write off carrying values in excess of the present value of expected future cash flows at or before the time of foreclosure or when settlement was reached with the borrower. If foreclosure was not pursued, the account was generally written-off to the present value of expected future cash flows no later than  the end of the month in which the loan became 240 days past due. Additionally HSBC Finance’s policy for personal unsecured loans was to generally write off the loans to the present value of future cash flows no later than the end of the month in which the account becomes 300 days past due when no payment was received in the last 180 days, but in no event exceeding 360 days past due.

These write-off periods were different from those in place at HSBC USA, where carrying values in excess of the present value of expected future cash flows for consumer real estate secured loans are generally written-off at or before the time of foreclosure or when settlement is reached with the borrower, but not to exceed the end of the month in which the loan became 180 days past due. If foreclosure is not pursued, the account is generally written-off no later than the end of the month in which the loan became 180 days past due. For personal unsecured loans, HSBC USA generally writes off loans to the present value of expected future cash flows in the month following the month in which the loan became 180 days past due. Such write-off periods are consistent with those contained in the Uniform Retail Credit Classification and Account Management Policy issued by the Federal Financial Institutions Examination Council (“FFIEC Policies”). As a non-bank subsidiary of HSBC North America, HSBC Finance is not required to comply with FFIEC Policies.

HSBC Finance has historically served non-conforming and non-prime customers. Such customers are individuals who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior write-offs, bankruptcy or other credit-related actions. HSBC USA’s retail operations by contrast, generally serve prime customers, including high net worth individuals.

As a result, HSBC Finance’s historical write-off periods for real estate secured and personal unsecured loans were developed and maintained in consideration of the historical consumer finance non-prime customer profile described above. As such, they were designed to maximise the amount of cash collected while avoiding excessive collection expenses on loans which were likely to become uncollectible. HSBC Finance’s historical real estate secured write-off periods took into account customer behaviour insofar as the initiation of foreclosure or repossession activities often served to prompt repayment of delinquent balances. They were designed therefore, to avoid ultimate foreclosure or repossession whenever it was economically reasonable. Write-off periods for personal unsecured loans were similarly designed to be responsive to consumer finance customer needs and collection experience which justified a longer collection and work out period for the consumer finance customer. As a consequence, the write-off periods for these products were historically longer than for banks, including HSBC USA, who serve a different market.

Subsequent to the December 2009 write-off period change, HSBC Finance and HSBC USA have similar write-off periods on all loans consistent with the general approach adopted by Group Credit Risk that write off should occur no later than the end of the month in which the loan became 180 days past due.

•
Discuss the specific changes in customer behaviour which occurred in 2009 that were not present in prior periods and prompted the revision. Explain why no changes were made to HSBC USA’s write-off policies.

The impact of the recent economic turmoil resulted in a change to the customer behaviour patterns and it became clear in 2009 that the historical behaviour patterns would not be re-established for the foreseeable future, if at all. HSBC Finance’s ability to foreclose on properties which secure real estate secured receivables was delayed by backlogs in foreclosure proceedings and actions by local governmental organisations and certain states which lengthened the foreclosure process. In 2009, many of HSBC Finance’s customers were experiencing reductions in their own cash flows available to service their debt. Moreover, due to the slowdown in the housing market, the initiation of foreclosure or repossession activities was no longer having the same effect of triggering repayment of delinquent balances to the same extent as previously, as property values in many markets had declined, leaving customers with little or no equity in their homes and no prospect for significant appreciation in values in the near term. In addition, there was lower demand for securitised subprime loans which resulted in reduced liquidity in the marketplace for subprime mortgages. As a result, the ability of HSBC Finance customers to make payments or refinance their loans was reduced as accessing any home equity was either no longer an option, or if there was equity, few institutions were willing to finance its withdrawal. This eliminated the incentive some homeowners would otherwise have had to make payments to maintain their loan. For personal unsecured loans, customer payment patterns in later stage delinquency continued to decline significantly compared to historical experience due to the impact of an increasingly prolonged period of high unemployment which many believe will remain at elevated levels for an extended period of time. As a result, later stage delinquency recoveries within the extended write-off timeframe decreased significantly.

As a result of these changes in customer behaviour and resultant payment patterns, in December 2009 HSBC Finance shortened its write-off period for its real estate secured and personal unsecured loans to no later than the end of the month in which the loan became 180 days past due, in accordance with Group Credit Risk’s general policy on write-off periods, because there was no longer a justification for a longer write-off period. Changes to HSBC USA’s write-off periods were not required as there were no similarly observed long-term changes in historical customer behaviour and HSBC USA, as a bank subsidiary, continued to follow FFIEC Policies.

•
Discuss how the Company considered the $3.3 billion reduction in impairment allowance for North America operations into its assessment of the adequacy of the allowance to absorb credit exposure of the related loan portfolio.

The change in write-off period did not have a material effect on the financial results of HSBC, because under IFRS the write-off of the uncollectible loan balance is equivalent to the associated impairment allowance. This results from the fact that the net carrying amount of the loans after impairment allowances already represents the present value of the expected cash flows. The objective evidence of impairment and the resultant estimate of such impairment in a given loan portfolio should not be affected by the timing of write off on uncollectible loans. In determining that there was no material effect on financial results as a result of the write-off period change, management confirmed that adequate impairment allowances existed on these loans prior to the acceleration of write-offs. The remaining impairment allowance at 31 December 2009 reflects HSBC’s estimate of incurred losses relating to loans which remained outstanding as of that date.

As discussed previously the write-off periods between HSBC USA and HSBC Finance are now materially aligned. In addition, the change in the write–off period was disclosed on page 205 and 206 and in the relevant filings for HSBC Finance in the US. Consequently, HSBC does not propose to add any further disclosure relating to this matter in future reporting.

Asset-backed securities classified as available for sale, page 154

5.
We refer to the table titled “Available-for-sale ABS exposure” on page 155 that shows the total balance of the available-for-sale ABS reserves and the portions related to ABS directly held by the Company and in SPEs for 2009 and 2008. Please tell us and in future filings discuss the following:

•	The methodology used to determine the adequacy of the reserve as it relates to changes in the carrying amount of net principal exposure.

As disclosed on page 375 available-for-sale financial assets are initially measured at fair value plus direct and incremental transaction costs. They are subsequently measured at fair value, and changes therein are recognised in other comprehensive income (and included within the available-for-sale reserve in shareholders’ equity) until the financial assets are either sold or become impaired. When available-for-sale financial assets are sold, cumulative gains and losses previously recognised in other comprehensive income are reclassified from the available-for-sale reserve and recognised in the income statement. If an available-for-sale financial asset becomes impaired, the difference between the financial asset’s acquisition cost (net of any principal repayments and amortisation) and the current fair value, less any previous impairment loss recognised in the income statement, is removed from the available-for-sale reserve and recognised in the income statement. The available-for-sale reserve for a debt security such as an ABS is therefore the difference between the amortised cost of the asset and its fair value at the balance sheet date. The methodology for the calculation of the available-or-sale reserve is therefore driven by the methodology for the determination of the fair value of the ABS. The valuation of ABS is discussed on Page 171 in the section on the Valuation of “Debt securities, Treasury and other eligible bills and equities”.

HSBC believes that its disclosure on page 157 refers to the relevant accounting policies in general terms, but accepts that a more specific reference to the available-for-sale securities accounting policy would be useful disclosure, and proposes to include a specific reference to the accounting policies and valuation methodology relating to available-for-sale securities, in future reporting, starting with the 2010 Annual Report on Form 20-F.

•
Discuss the factors that resulted in the $2,340 million or 32% decrease in the reserve related to SPEs to $4,864 million in 2009 as compared to $7,204 million in 2008. Consider in your response that the related ABS exposure of $14,021 million in 2009 remained relatively unchanged as compared to $14,610 million in 2008.

In respect of the SPEs, the reduction in the available-for-sale reserve during the year was a combination of changes in the underlying market prices of the securities, impairments charged and repayments of principal of the underlying securities.

A reconciliation of the movement in the available-for-sale reserve for assets held in SPEs is shown below.

AFS Reserve US$m Dr (Cr)
Balance at 31 December 2008	7,204
Net increase in fair value of securities	(704)
Impairments charged	(666)
Movement due to repayment of principal	(668)
Other movements, for example relating to foreign exchange	(302)
Balance at 31 December 2009	4,864

In respect of the movement in the carrying value of the related ABS exposure during the year, the overall decrease in exposure is consistent with the movements in the available-for-sale reserve, because the increase in carrying value due to increases in the fair value of the securities is offset by a reduction in the carrying value due to the repayment of principal.

HSBC acknowledges that its disclosures could be made more comprehensive by adding a movement analysis of the available-for-sale reserve relating to ABS, as shown above. HSBC proposes to further develop this disclosure and include it within the 2010 Annual Report on Form 20-F.

•	Discuss any significant changes in the composition of the ABS securities held during 2009 as compared to 2008 that have affected the credit quality and seniority of the assets held.

During 2009, the underlying composition of the ABS securities held did not change significantly. However as described on page 155 and 156, during 2009 Moody’s revised the ratings of a number of ABS held by HSBC directly or through Solitaire and other Structured Investment Conduits (SICs). Standard and Poor’s also revised the ratings of a number of securities. The changes in these ratings are shown in the table “Ratings analysis of assets held by HSBC’s SIVs (Structured investment vehicles) and conduits” on page 183.

Sub-prime and Alt-A residential mortgage-backed securities, page 155

6.
We refer to the last paragraph on page 155 that states during 2009 the credit ratings related to a part of ABS held directly by the Company, Solitaire and the SICS, including substantially all US Alt-A residential MBS, were downgraded. You also state that the downgrade by Moody’s is not, by itself, a sufficient indicator of impairments and you consider all available evidence in your assessment of impairments to available-for-sale ABS. Please tell us and in future fillings provide the following additional information:

•	Describe the objective evidence the Company assessed to determine the impairment charges totalling $2,088 million in 2009 of which the Company absorbed $1,422 million.

HSBC holds ABS assets through direct holdings and also through the holdings of Solitaire and the SICs, which are SPEs that are consolidated for financial reporting purposes under IFRS.

The methodology used by HSBC for assessing impairment including the objective evidence used is discussed on page 178 in the Section “Assessing available-for-sale assets for impairment” sub-section “Debt securities”.

As discussed in the answer to the first part of question 5, HSBC believes that its disclosure on page 157 refers to the relevant accounting policies in general terms, but accepts that a more specific reference to available for sale securities would be useful disclosure, and proposes to include a specific reference to the accounting policies, valuation methodology and, in the context of this question, the impairment methodology relating to available-for-sale securities, in future reporting, starting with the 2010 Annual Report on Form 20-F.

•
Discuss the reason for the $1,516 million or 265% increase in total impairment charges in 2009 as compared to $572 million in 2008. Provide a similar discussion for the $1,143 million or 410% increase in impairment charges absorbed by the Company as compared to $279 million in 2008.

The increase in total impairment charges in 2009 compared to 2008 was primarily the consequence of the poor performance of the underlying collateral within holdings of Alt-A securities as a result of increased default rates on the underlying mortgages which, coupled with loss rates on foreclosed collateral, resulted in an increase in impairment charges.

The increase in the impairment charges on ABS held directly by HSBC or through Solitaire in 2009 was for the same reasons as for the increase in total impairment charges described above. The difference between the impairment charges in total and those on assets directly held or held through Solitaire represents the impairment loss relating to the third-party holders of the economic first loss protection in certain of the SPEs, as described on page 155.

The impairment losses absorbed by HSBC in 2009 on ABS securities held directly by HSBC or through Solitaire were within the bounds of the potential impairment charges quantified as a result of the stress tests as disclosed on page 149 of the 2008 Annual Report on form 20-F.

HSBC proposes to include commentary in its future reporting beginning with the Interim Report 2010 and the 2010 Annual Report on Form 20-F within the ‘Impact of Market Turmoil section – Asset backed securities classified as available for sale’ to explain the reasons for movements in impairment charges on the Group’s holdings of these asset backed securities in a similar manner to the explanation provided above regarding the 2009 movement.

•	Describe your methodology for determining that the impairment was related to certain specific financial assets and not to a category of financial assets, such as sub-prime or Alt-A loans.

For the major categories of ABS including sub-prime and Alt-A, a detailed impairment analysis, as described in our impairment methodology on page 178, is undertaken at the specific financial asset level which allows HSBC to determine that the impairment relates to the specific asset rather than to the class of assets. HSBC will amend its disclosure on the impairment methodology for ABS in future reporting starting with the Interim Report 2010 and the 2010 Annual Report on Form 20-F to state specifically that the impairment assessment is made at the individual financial asset level.

Available-for-sale ABS impairment and cash loss projections (unaudited), page 156

7.
We refer to the statement that the Company assesses impairment using an industry standard model with inputs that are corroborated using observable market data. Tell us and in future filings discuss the type of valuation model used including the related key assumptions and inputs used.

The industry standard valuation model utilised in the impairment calculation and stress testing was designed by a third party vendor. HSBC carried out a process of due diligence on the model. The valuation model utilises data on the underlying asset pools, modelling the future projected cash flows of the underlying pools. The key assumptions and inputs to the models are the delinquency status of the underlying loans, the probability of delinquent loans progressing to default, the proportion of advances subsequently recoverable, the prepayment profiles of the underlying assets and the loss severity in the event of default. The projected cash flows of the pools are then used to determine whether the payments of principal and interest on the securities held by HSBC will be made. For the purpose of identifying impairment at the reporting date, the future projected cash flows reflect the effect of loss events that have occurred at or prior to the reporting date. For the purpose of performing stress tests to estimate potential future impairment charges, the future projected cash flows reflect additional assumptions about future loss events after the balance sheet date. HSBC will amend its disclosure on the industry standard model used in the impairment methodology for ABS in future reporting starting with the Interim Report 2010 and the 2010 Annual Report on Form 20-F to describe the key inputs and assumptions including the purpose of the different cash flow assumptions.

Securitizations, page 189

8.
We refer to the second paragraph of this section that states the Company uses SPEs to mitigate the capital absorbed by some customer loans it has originated by using credit default swaps to transfer the credit risk related to these loans to SPEs using synthetic securitizations. Please tell us and revise this section in future filings to explain what you mean by the phrase “mitigate the capital absorbed by customer loans” and how you use credit default swaps as part of your synthetic securitizations.

In respect of the synthetic securitisation, the credit risk on a series of customer loans was transferred to an SPE by means of the SPE writing credit default swap protection to HSBC on the customer loans. The SPE was funded by the issuance of notes with the cash held as collateral against the credit default protection written. HSBC owns a proportion of the notes issued by the SPE.

From a UK regulatory perspective, the credit protection issued by the SPE in respect of the customer loans allows the risk weight of the loans to be replaced by the risk weight of the collateral in the SPE and as a result mitigates the capital absorbed by the customer loans. Any notes issued by the SPE and held by HSBC attract the appropriate risk weight under the relevant regulatory regime. In respect of the above structure HSBC retained the most junior part of the notes issued and as a result consolidates the SPE for accounting purposes under IFRS.

HSBC will amend its disclosure to provide an explanation of the use of SPEs to mitigate the capital absorbed by some customer loans, as described above, in future reporting starting with the Interim Report 2010 and the 2010 Annual Report on Form 20-F.

Other SPE transaction, page 189

9.
We refer to the last paragraph on page 189 that describes how the Company mitigates the effects of gap risk, which occurs when total potential claims against the SPE by the Company through derivatives could exceed the value of the collateral held by the SPE and securing the derivatives. Please tell us and discuss in greater detail in future filings the following:

•	How deleveraging and managed liquidations of portfolios help reduce gap risk. Describe the nature of the “other mechanisms” you refer to which mitigate gap risk.
•
Explain why the inclusion of these risk reduction methods may result in the Company retaining all or a portion of the underlying exposure to the transaction. It is not clear why the adoption of a measure to minimize risk would result in the Company retaining all the underlying exposure.

Deleveraging or managed liquidation of portfolios assists in mitigating gap risk either by reducing the exposure of the SPE to the risky assets, or by increasing the amount of or access to collateral within the SPE, or a combination thereof. “Other mechanisms” may include trade restructuring or unwinding of the trade. Based on HSBC’s view of the exposure and risk appetite at the time, HSBC may retain all or a portion of the market price and credit risk of the underlying assets. In these circumstances HSBC assesses whether the exposure it retains causes the SPE to be consolidated under IFRS.

HSBC will amend its disclosure to provide an explanation of how deleveraging and managed liquidations of portfolios help reduce gap risk, as described above, in future reporting starting with the 2010 Annual Report on Form 20-F.

Report of the Directors, Risk, page 206

Credit exposure, page 206

10.
We refer to the table titled “Maximum exposure to credit risk” on page 207. We note the “exposure to credit risk (net)” related to derivatives was $61,280 million in 2009 after deducting offsets of $189,606 million. Considering the offsets result in a reduction of 76% of the maximum exposure related to derivatives, please tell us and in future filings describe the nature and dollar amounts of the specific types of offsets and provide a cross-reference to applicable footnote disclosure.

Under IAS 32 (paragraphs 42(a) and (b)), financial assets and liabilities shall be offset, and the net amount presented in the financial statements, when an entity has a legally enforceable right to set off and intends to settle on a net basis, or realise the asset and settle the liability simultaneously. However, for the purposes of credit risk management, the more relevant measure is the exposure after taking into account the legal right to set off in the event of default. The table on page 207 shows both the maximum exposure as determined under IFRS and the net exposure to credit risk after offsets that are not recognised for financial reporting purposes under IFRS.

On page 424, the derivative asset exposure of HSBC is shown as US$250,886 million, as stated under IAS 32.  The US$189,606 million reported on page 207 relates to that part of the exposure which is to counterparties which have an offsetting derivative exposure with HSBC, with a master netting arrangement in place and where the credit exposure is managed on a net basis by HSBC (US$167 billion) or where, in addition, the position is specifically collateralised substantially all of which collateral is in the form of cash (US$22 billion). The US$189,606 million exposure does not qualify for offset under IAS 32, because settlement may not actually be made on a net basis under normal circumstances.

HSBC proposes to disclose the nature of the derivatives offset amount, and the  analysis of the offset amount discussed in the above paragraph, in future reporting beginning with the 2010 Annual Report on Form 20-F.

11.	Please tell us and in future filings disclose the nature of the $91,127 million of offsets to loans and advances and provide a cross reference to applicable footnote disclosure.

The US$91,127 million offset to loans and advances on page 207, primarily relates to customer loans and deposits and balances arising from repo and reverse repo transactions.

The offset in respect of customer loans and deposits relates to HSBC's corporate customers where accounts can be pooled for cash-management, net borrowing limit and interest calculation purposes. These balances are, for credit risk purposes, managed on a net basis and therefore represent a net exposure. However, as there is no intention to settle net in normal circumstances, they do not meet the offsetting criteria under IAS 32 and are therefore presented gross on HSBC's balance sheet.

The balances arising from repo and reverse repo transactions relate to transactions over which HSBC has a legal right to offset, and which are capable of being settled net. Transactions which are not settled net and therefore do not meet the IAS 32 offsetting criteria are presented gross on the balance sheet. However, as described in question 10, the legal right to set off, in the event of default, results in a net exposure for credit risk management purposes.

HSBC will include a more detailed explanation of the nature of these offsetting amounts underneath the table entitled ‘Maximum exposure to credit risk’ in our future reporting, beginning from the Interim Report 2010 and the 2010 Annual Report on Form 20-F, as follows:

‘The loans and advances offset adjustment in the table above primarily relates to customer loans and deposits, and balances arising from repo and reverse repo transactions. The offset relates to balances where there is a legally enforceable right of offset in the event of counterparty default, and therefore these balances represent a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.’

Renegotiated Loans (audited), page 224

12.
We refer to the criteria used by the Company to indicate that repayments is likely to continue which include the receipt of two or more qualifying payments with a certain period, except in the case of HSBC Finance for which the criteria is one or more payments. Please tell us and revise future filings to provide the following information:

•	Define qualifying payments and the certain periods used by the Company and HSBC Finance for determining repayment probability

HSBC’s restructuring policy sets out restrictions on the frequency of restructures, the minimum period an account must have been opened before any restructure can be considered and the number of qualifying payments that must be received before the account may be considered restructured and current.  HSBC’s policy differentiates between accounts subject to FFIEC specific regulations and all other HSBC products as well as between secured and unsecured accounts.

The term qualifying payment refers to the minimum number of payments required from a customer who is subject to a restructuring procedure in order for their account to be classified as restructured and up to date. However, the decision on whether to restructure the lending is based on the assessment of the borrower’s ability to meet any revised payments under the proposed restructuring. If the customer meets these qualifying payments, this is taken as evidence that the restructuring has been completed successfully and repayment is likely to continue. Qualifying payments are set by individual businesses and reflect factors such as costs, regulations, and market conditions and, at account or customer level, the customer’s ability to fund payments in light of market conditions and their personal circumstances. In HSBC Finance, a qualifying payment typically represents 90 per cent or more of the required monthly payment. A lump-sum payment equivalent is also permitted. The “certain period” referred to on page 224 generally represents a 60 day period.

HSBC proposes to revise its disclosures in the Interim Report 2010 to define the term qualifying period, and explain more precisely how the qualifying period criterion is used in the process of renegotiating a loan and classifying a restructured loan as current. The revised form of disclosure that HSBC proposes to make is attached in appendix 1 to this letter.

•	Explain the basis used by the Company to apply a different criterion to HSBC Finance for determining repayment probability.

HSBC Finance follows the Group’s general policy on qualifying payments, however, in certain circumstances HSBC Finance will allow a restructuring to occur upon receipt of one qualifying payment. These circumstances are generally limited to situations involving hardship, disaster or labour strikes, situations where there is a signed reaffirmation or court approved work-out plan involving bankruptcy, or for certain accounts originated prior to the third quarter of 2003. HSBC Finance may restructure certain loans with no qualifying payments in conditions of hardship, disaster or in labour strike situations. The criteria used by HSBC Finance were designed to manage customer relationships, maximize collection opportunities and avoid foreclosure or repossession if economically reasonable, and were established in consideration of the nature of HSBC Finance’s customer base as more fully described in the response to Comment 4.

HSBC explains in its disclosure of renegotiated loans on page 224 that its application of policies in respect of renegotiations varies according to the nature of the market, the product and the availability of empirical data. The revised disclosure at appendix 1 to this letter sets out in more detail HSBC’s approach to renegotiated loans including how practice varies by different types of business in the Group, referring to practice in HSBC Finance.

•	Discuss if the repayment criteria used for HSBC Finance is also used for HSBC USA considering they operate in the same geographic location and have similar customer groups.

HSBC USA’s focus is on customers with longer term banking relationships, generally across several products including a checking account, whilst HSBC Finance has focused on consumer finance products which are often distributed through remote or third party channels, and the behaviours of these portfolios differ widely as can be seen in the variances in their delinquency and write-off volumes and rates.

Furthermore, HSBC USA, as a bank subsidiary of HSBC North America, is required to follow FFIEC Policies. HSBC Finance, as a non-bank subsidiary of HSBC North America, is not required to follow FFIEC Policies. Therefore, as a result of differences in customer groups and regulations, the repayment criteria used by HSBC Finance are different from those of HSBC USA for most products.

The revised disclosure at appendix 1 to this letter sets out in more detail HSBC’s approach to renegotiated loans including how practice varies by different types of business in the Group, referring to practice in HSBC Finance. Accordingly, HSBC proposes not to provide further explanation in its future reporting in respect of the difference between HSBC Finance and HSBC USA.

HSBC Finance loan modifications and re-aging (unaudited), page 224

13.
We refer to the table titled “HSBC Finance foreclosed properties in the US” on page 225. Please tell us and discuss in future filings why the Company has provided information regarding modified loans and foreclosed properties for HSBC Finance but has not provided similar disclosure for HSBC USA.

The table is provided because given the nature of HSBC Finance’s customer base, HSBC Finance engages in a significant amount of modification and re-aging activity. This activity is not significant at HSBC USA, given the generally prime nature of its mortgage customers. In addition, foreclosure activity on consumer real estate secured loans at HSBC USA is also not significant.

HSBC proposes not to add additional disclosure in respect of HSBC USA, because this is not material in the context of HSBC’s Annual Report on Form 20-F.

Impaired loans and new loan impairment allowances, page 238

14.
We refer to the first paragraph of this section which states that the commentary on net loan impairment allowances is on a “constant currency basis” while the commentary on impaired loans is on a “reported basis.” Please provide us with and in future filings include a commentary on your net loan allowance on a reported basis under IFRS with equal prominence as your commentary on a constant currency basis.

As mentioned in the answer to question 16, the subsidiaries of HSBC span over 80 countries. Each subsidiary may have a different functional currency from the presentation currency of HSBC, which is the US dollar. Financial results of the subsidiaries are translated from various foreign currencies into the US dollar in order to prepare the consolidated financial statements of HSBC. Therefore the strengthening or weakening of the US dollar against other foreign currencies will be reflected in the consolidated income statement of HSBC. This impact to the income statement is driven purely by the translation of subsidiary results from various foreign currencies to the US dollar.

HSBC's general approach to providing commentary is to present commentary on a constant currency basis, as explained in page 21 of the 2009 Annual Report on Form 20-F. The difference between the reported basis and constant currency basis is solely related to fluctuations in foreign currency exchange rates used to translate the financial results of the subsidiaries. Therefore by providing commentaries on a constant currency basis, the underlying reasons for the fluctuations are illustrated clearly without being obscured by the fluctuations in foreign exchange rates used in the translation.

HSBC believes that presenting the specific commentary for net loan impairment allowances on a constant currency basis is more useful to the users of the Annual Report than presenting that commentary on a reported basis. Therefore HSBC does not propose to include this specific commentary on the net loan allowance on a reported basis in future reporting. HSBC has provided extensive gross loan and loan impairment allowance related disclosures on a reported basis on pages 35 – 37 and pages 229 – 238 of the 2009 Annual Report on Form 20-F. In particular, the ‘Net loan impairment charge to the income statement by geographical region’ table on page 237 is presented on a reported basis. HSBC believes that the existing disclosures provide the users of the Annual Report with sufficient information on net loan impairment allowances.

However, HSBC believes that its disclosure would be improved with a numerical reconciliation between the reported basis and a constant currency basis for both impaired loans and net loan impairment allowances, and proposes to include this information in its 2010 Annual Report on Form 20-F.

In 2009, HSBC presented the commentary on impaired loans on a reported basis, which was inconsistent with the above approach. HSBC has addressed this issue for its Interim Report 2010 and accordingly proposes to present this commentary on a constant currency basis in future reporting.

Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders of HSBC Holdings plc, pages 350 and 351

15.
We note the audit of the Company’s internal control over financial reporting as of December 31, 2009 was based on the framework for Director’s internal control evaluation contained within the Revised Turnbull Guidance and the COSO criteria. We also note that the combined guidance is referenced in Management’s assessment of internal controls over financial reporting on page 65a. Please provide us the following additional information regarding the use of two frameworks in the evaluation of internal controls over financial reporting by your independent auditors and management.

•
Please tell us whether both frameworks were used in the auditor’s and management’s internal control evaluations of each of your significant subsidiaries. For example, we note the Revised Turnbull Guidance is not referred to in the audit reports of internal control over financial reporting for HSBC USA, Inc (page 125 of December 31, 2009 form 10-K) and HSBC Finance Corporation (page 136 of December 31, 2009 Form 10-K) within your North America operations, which account for a significant portion of your consolidated pre-tax profits for 2009 and 2008.

•
If both frameworks were not used in the aforementioned internal control evaluations of your significant subsidiaries, please tell us why both are referenced in the reports applicable to the consolidated entity.

Both the Revised Turnbull Guidance and the COSO criteria were used by management and the auditor in assessing the effectiveness of internal control over financial reporting (‘ICOFR’) as at December 31, 2009. The Revised Turnbull Guidance is mandatory in the UK for UK-listed entities and, like the COSO criteria, the assessment is done across all significant subsidiaries of the Group.

HSBC documents its assessment of ICOFR at each significant subsidiary using its own “Review of Internal Control Framework” (‘RICF’). The RICF documents have been developed to determine how HSBC meets the COSO criteria and the UK’s Revised Turnbull Guidance.

As significant subsidiaries, HSBC USA Inc. and HSBC Finance both follow the RICF process, using both sets of criteria. However, as they are not themselves UK-listed entities they are not required to consider the Revised Turnbull Guidance in the preparation of their separate annual reports and accordingly the assessment by management and the audit opinions published in their separate annual reports do not make reference to the Revised Turnbull Guidance.

It could be argued that management’s assessment of ICOFR and the auditor’s opinion thereon included within the Form 20-F for the consolidated HSBC Group are not required to make reference to the Revised Turnbull Guidance, but HSBC chooses to do so because HSBC Holdings plc is a UK-listed entity. As a matter of fact the Revised Turnbull Guidance has been taken into account and HSBC regards including the reference as best practice.

HSBC’s external auditors have accepted this approach.

Financial statements for the three-year period ended December 31, 2009

Note 1 Basis of Presentation of information, page 366

Note 1 (c), Presentation of information, page 366

16.
We note the consolidated financial statements are presented in US dollars which you have determined to be the functional currency of the Company. You state that this is because the US dollar and currencies linked to it are the most significant currencies that are relevant to the Company’s transactions and also represent a significant proportion of funds generated from financing activities. Please tell us and revise your future filings to disclose the following additional information:

•	Disclose the currencies which are linked to the US dollar that are the most significant currencies to the transactions and funding of the Company.

The currencies reported in HSBC’s net structural foreign exchange exposures are disclosed on page 456 of the 2009 Annual Report on Form 20-F. The currencies which are linked to the US dollar that are significant to the underlying transactions, events and conditions of HSBC Group are as follows:

a)	Hong Kong dollars
b)	Saudi riyals
c)	Qatari riyals
d)	Omani riyals
e)	Bahraini dinars
f)	Jordanian dinars
g)	Costa Rican colons
h)	UAE dirhams

Of these, the Hong Kong dollar is by far the most significant. However, we note that under IFRS, there is no concept of a group functional currency and as a result the discussion below focuses on the determination of the functional currency of HSBC Holdings, and the presentation currency of the Group.

•
Discuss any actual or expected changes in the factors discussed in paragraphs 9 to 12 of IAS 21 that may impact your current determination that the US dollar is the functional currency of the Company. Consider in your response the guidance in paragraph 12 of IAS 21 in situations where the indicators of a functional currency are mixed and the functional currency is not obvious.

IAS 21, ‘The Effects of Changes in Foreign Exchange Rates’ (‘IAS 21’) requires each individual entity to determine its functional currency in preparing financial statements. An entity determines its functional currency in accordance with the guidance in paragraphs 9 to 14. The standard allows a reporting entity, whether an individual entity or a group of entities, to present its financial statements in any currency. Therefore, the presentation currency of an entity may differ from its functional currency, although disclosure is required where this is the case.

There is therefore no concept of a group functional currency. Rather the results of all subsidiaries are determined in their individual functional currencies and translated into a presentation currency chosen by the group, with foreign exchange differences taken to equity through other comprehensive income. However, a group must disclose where the presentation currency of the group is different from the functional currency of the parent company.

In determining the functional currency of HSBC Holdings, management considered the primary indicators as set out in paragraph 9 of IAS 21, which look to the currencies that mainly influence the price of sales and purchases. As a holding company, HSBC Holdings’ income and expenditure primarily relates to returns on investments in subsidiaries and the cost of financing these investments. As such, the functional currency of HSBC Holdings is determined with reference to the currencies that influence the performance of its subsidiaries, and hence the distributions received from, and capital appreciation of the investments in subsidiaries.

The subsidiaries of HSBC span over 80 countries and each subsidiary may have a different functional currency. As a result, the functional currency of HSBC Holdings is not obvious and in accordance with paragraph 12 of IAS 21, management must use its judgement in determining the functional currency that faithfully represents the economic effects of the underlying transactions, events and conditions. Management believes that the composition of the consolidated net assets, which is represented by the consolidated shareholders’ equity, reflects the interaction of the various primary indicators mentioned in paragraph 9 of IAS 21 for a holding company. As a result, an analysis of HSBC Group’s shareholders’ equity by currency exposure provides a reliable indication of the functional currency of HSBC Holdings. Furthermore, consideration of consolidated net operating income before loan impairment charges also provides useful evidence of the primary indicators set out in IAS 21.

Net investments in operations whose functional currency is the US dollars and currencies linked to the US dollar is the most significant component of HSBC’s consolidated shareholders’ equity for substantially all of the years in the past decade. Furthermore, US dollar and US dollar-linked currencies remain the most significant currencies represented in consolidated net operating income before loan impairment charges.

As a result of the predominance of the US dollar and US dollar linked currencies in HSBC Group’s revenue streams and shareholders’ equity, management has determined that the functional currency of HSBC Holdings is the US dollar, as this is the currency which primarily influences the return it receives from its investments in subsidiaries.

In addition to the primary indicators discussed above, the currency in which funds from financing activities are generated is one of the secondary indicators mentioned in paragraph 10 of IAS 21, that may provide evidence of an entity’s functional currency. The financing of HSBC Holdings is principally US dollar based. HSBC Holdings subordinated loan capital and other equity instruments are predominantly denominated in US dollars, which reflects the US dollar based financing extended to subsidiaries. HSBC Holdings’ dividends are declared in US dollars, again reflecting the fact that the majority of the returns from subsidiaries are received in US dollars. As such the financing of HSBC Holdings further supports the determination of US dollars as the functional currency of HSBC Holdings.

HSBC Group has chosen the US dollar as its presentation currency. This is considered to be the most meaningful currency in which to present the results of HSBC Group and reflects the predominance of the US dollar and US dollar linked currencies in HSBC Group’s revenue streams and shareholders’ equity.

Although management does not expect the functional currency of HSBC Holdings to change in the foreseeable future, the following are examples of factors and circumstances that may influence the determination of the functional currency in the future:

•	the continuous growth of markets in which HSBC is involved where the US dollar and currencies linked to the US dollar is not the primary transaction currency; and
•	if a major currency linked to the US dollar is no longer pegged to the US dollar, for example, the Hong Kong dollar.

•
Discuss how you consider any material changes in the currencies used to finance your operations in determining your functional currency as required by paragraph 10(a) of IAS 21. Specifically discuss how you considered the rights issue for $17.8 billion which commenced in April 2009 as it was substantially denominated in sterling and Hong Kong dollars. Refer to Note 41, “Rights Issue” on page 466 and to Note 19 of the interim financial statements as of June 30, 2009 on page 227 of form 6-K filed on August 7, 2009.

As mentioned above, management have also considered the requirements of paragraph 10 of IAS 21 in determining the functional currency of HSBC Holdings.

The proceeds of the rights issue were denominated in sterling, Hong Kong dollars and US dollars as set out in Note 41 of the 2009 Annual Report on Form 20-F. However, a significant majority of the sterling and Hong Kong dollar proceeds were exchanged for US dollars through the use of forward foreign exchange contracts as described in the response to question 3. This was necessary to reflect the economic exposure of HSBC Holdings to the US dollar. The rights issue was required to be offered in sterling and Hong Kong dollars due to requirements of the relevant listing authorities. Therefore although most of the rights issue was offered in sterling and Hong Kong dollars, this did not change the functional currency of HSBC Holdings.

The existing disclosure of the functional and presentation currency on page 366 Note 1 (c) meets the disclosure requirements of IAS 21 and IAS 1, ‘Presentation of Financial Statements’. Additional voluntary disclosure is given to describe the rationale applied in determining the presentation currency and functional currency of HSBC Group and HSBC Holdings respectively. Therefore, no further disclosure is proposed in the financial statements or in future reporting with regards to functional and presentation currencies.

We confirm that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Douglas J. Flint
Douglas J. Flint

Appendix 1

Proposed expanded disclosure of renegotiated loans in 2010 Annual Report on Form 20-F (and Interim Report 2010).

Renegotiated loans

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such activities include extended payment arrangements, lower interest rates, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Restructuring is most commonly applied to consumer finance portfolios.

HSBC’s credit risk management policy on restructured loans sets out restrictions on the number and frequency of restructures, the minimum period an account must have been opened before any restructure can be considered and the number of qualifying payments that must be received before the account may be considered restructured and up to date. The application of this policy varies according to the nature of the market, the product, and the availability of empirical data.

These restructuring policies and practices are based on criteria which, in the judgement of local management, indicate that repayment is likely to continue, and are kept under continual review.

Loans that are subject to restructuring may only be classified as restructured and up to date once a specified number and/or amount of qualifying payments have been received. These qualifying payments are set at a level appropriate to the nature of the loan and the customer’s circumstances to provide evidence that repayment is likely to continue. Typically the receipt of two or more qualifying payments is required (in the case of HSBC Finance, under certain circumstances, fewer payments may be required) within a certain period, generally 60 days.

Renegotiated loans are segregated from other parts of the loan portfolio for collective impairment assessment, to reflect their risk profile. When empirical evidence indicates an increased propensity to default on accounts which have been restructured, the use of roll rate methodology ensures that this factor is taken into account when calculating impairment allowances. Interest is recorded on renegotiated loans taking into account the new contractual terms following renegotiation.